FOIA Confidential Treatment Requested by Bruker Corporation

Pursuant to 17 C.F.R. § 200.83

June 18, 2013

Via EDGAR

Martin James

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Re:          Bruker Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 28, 2013

Form 10-Q for the Quarterly Period Ended March 31, 2013

Filed May 9, 2013 File No. 000-30833

Dear Mr. James:

This letter is being filed by Bruker Corporation (the “Company”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 4, 2013 (the “Comment Letter”) to Charles F. Wagner, Jr., Executive Vice President and Chief Financial Officer of the Company.

Our responses to the Staff’s comments contained in the Comment Letter are set forth below. For convenient reference, the Staff’s comment is set forth in italics before each response.

Certain portions of this letter have been omitted and submitted separately to the Staff. Confidential treatment has been requested pursuant to Rule 83 with respect to the omitted portions. Omitted information has been replaced in this letter with the notation [**]. A complete paper copy of this letter, including the redacted portions for which confidential treatment is requested, is being provided supplementally to the Staff.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8.   Financial Statements

Note 20. Business Segment Information, page 111

[**] Confidential Treatment Requested by Bruker Corporation

1.     We note the separate discussions of your Bruker MAT, Bruker BioSpin, and Bruker CALID operating segments in your Q1 2013 Earnings Presentation available on your website. It appears that the economic characteristics of these three operating segments may not be similar. Since you aggregate these segments, please provide us with your analysis under FASB ASC 280-10-50-11 on which you based your conclusion.

Response:

The Company has aggregated the Bruker MAT, Bruker BioSpin and Bruker CALID operating segments (the “Operating Segments”) into the Bruker Scientific Instruments (“BSI”) reporting segment based upon the guidance within FASB ASC 280-10-50-11 (“ASC 280”), which states as follows:

“[T]wo or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a. The nature of the products and services

b. The nature of the production processes

c. The type or class of customer for their products and services

d. The methods used to distribute their products or provide their services

e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities”.

Principles of Aggregation

The Company believes that aggregating the Operating Segments into the BSI reporting segment is consistent with the objective and basic principles of ASC 280-10-50-11. Given the similarities amongst the Operating Segments, as discussed below, disclosure on an aggregated basis provides investors the relevant information that is meaningful to understanding the Company’s financial performance and future prospects. Accordingly, the Company has concluded that aggregation of the Operating Segments into a single BSI reporting segment is appropriate.

Economic Characteristics

ASC 280 specifically references comparable long-term average gross margin as an indicator of economic similarity. ASC 280 does not, however, define “comparable.” The following provides the Company’s historical gross profit margins for each of the Operating Segments:

ACTUAL
Gross Margin:	2010		2011		2012

Bruker BioSpin	[**]	%	[**]	%	[**]	%
Bruker CALID	[**]	%	[**]	%	[**]	%
Bruker MAT	[**]	%	[**]	%	[**]	%

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Based on the historical gross margins noted above, the Operating Segments have had, and the Company believes each of the Operating Segments will continue to have, comparable long-term gross margins because of the similarities in the nature of products and services, production processes, methods to distribute the products and services and the types and classes of customers.

We are not aware of any external or internal factors that would change this relationship; in fact, we expect the gross margins of the Operating Segments to move closer together in the future as we implement additional Company initiatives (shared service centers and common ERP systems, among others) and this is reflected in our internal 2013 business plan and our internal 2014 and 2015 outlook.

In reviewing the internal 2013 business plan and our internal 2014 and 2015 outlook with respect to the individual Operating Segments’ gross margins, we found that the individual long-term gross margins are within (+/- 10%) of one another in the long-term, further supporting a determination that the Operating Segments have comparable long-term average gross margins.

Specific Aggregation Criteria

The following presents the Company’s conclusions on each of the aggregation criteria noted above:

a)    The nature of products and services: All of the Operating Segments in the BSI reporting segment design, manufacture, and service analytical scientific instruments to address the needs of customers in life science research, pharmaceutical, biotechnology and molecular diagnostics research, as well as in materials and chemical analysis in various industries and government applications. While the specific technologies and applications may be slightly different, there is substantial overlap and each of the Operating Segments sells to very similar customer bases (and often to the same customers). Each of the Operating Segments offer products and solutions that analyze and provide accurate information on the identity, quantity and key attributes of atomic and molecular structures. This analysis can be performed by magnets (Bruker BioSpin and Bruker CALID), mirrors (Bruker CALID) or X-ray tubes (Bruker MAT), but in the end the customers are identifying and analyzing the quantities and structural make-up of molecules and atoms using the Company’s technologically sophisticated analytical instruments. The various products offered are highly complementary and are often used by the same group within an organization to perform the research or commercial applications in which they are interested. The services provided in connection with these products are also similar and primarily include maintenance service agreements or fee for service arrangements, as well as accessory sales.

b)    The nature of the production processes: The production processes are similar in nature mainly due to the similarities discussed in a) above. Each of the Operating Segments has similar products in that they include standardized products that are often conformed to customer specifications and involve similar integration processes during production. Moreover, the Operating Segments manufacture in the same regions, primarily Germany and Switzerland which account for over [**]% of products manufactured by each of the Operating Segments, with varying levels of production in the United States. The Operating

[**] Confidential Treatment Requested by Bruker Corporation

Segments also have very similar processes for procuring, handling, storing, testing and assembling and final testing the instrumentation. Each of the Operating Segments outsources non-core items such as power supplies, cabling and wiring, digitizer cards and sheet metal for its instruments. Additionally, each of the Operating Segments maintains the critical sub-assemblies and final testing processes in-house and has procedures to protect intellectual property and internal know-how. Support for these similarities can be seen when looking at typical average inventory levels, inventory turns, sourcing logistics and management, as well as overall working capital metrics.

c)     The type and class of customer for products and services: The Operating Segments operate in the same core markets and share similar types and classes of customer for products and services. The largest class of customer within each of the Operating Segments is government and academia. The second largest class of customer within each of the Operating Segments is industrial and applied markets. In addition, the nature of the revenue mix within these markets is similar within each of the Operating Segments as each derives approximately 80% of its revenues from system sales, approximately 14% of its revenues from service related activities, and the remainder from system component upgrades and consumables. Finally, the Operating Segments share a common basis for competition as each competes on the basis of technical ability to meet customer specifications, product quality, reliable service and aftermarket support, and ability to develop new products and applications.

d)    The method used to distribute products and services: The method used to distribute products and services is similar in nature for the Operating Segments. Distribution is typically direct once critical mass has been achieved. Prior to achieving sufficient volume levels to operate on a direct basis, third-party distributors are typically used for sales and service. In many cases the Operating Segments share sales and service offices around the world, including in Canada, the United Kingdom, Western Europe, Australia and China.

e)     The nature of the regulatory environment: The Operating Segments are generally subject to the same local, federal and state regulatory environments.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 23

2.     We note from the Q1 2013 Earnings Presentation available on your website that lower than expected revenues in the quarter were due to, among other things, temporary operational issues. Please tell us more about these issues and quantify their impact on your revenues. Explain how you considered this in your disclosure in MD&A. Refer to Item 303(A) of Regulation S-K.

Response:

The temporary operational issues noted in our Q1 2013 Earnings Presentation related to two items within our Bruker CALID group.  The first issue relates to the implementation of a new ERP system in Germany. In conjunction with the implementation of this system, certain changes to

[**] Confidential Treatment Requested by Bruker Corporation

manufacturing processes and order processing were required. The combination of the new ERP system and related process changes resulted in temporary operational and order execution inefficiencies that negatively impacted our Q1 2013 financial results. The second issue was that during Q1 2013 there were a number of organizational and management changes within the CALID group, particularly in Asia, that temporarily impacted order execution and customer acceptance. The result of these temporary operational issues, in the aggregate, was a shortfall in revenues of approximately $[**] for Q1 2013 relative to the Company’s internal plan for the quarter.

Item 303(a)(3)(i) of Regulation S-K, states that registrants should “[d]escribe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected. In addition, describe any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations.” In addition, Item 303(a)(3)(ii) states that registrants should “[d]escribe any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.” The impact of these temporary operational issues was not material to our Q1 2013 revenues reported within the BSI reporting segment. We also did not believe these items represented a trend or uncertainty that would have a material impact on our financial statements in future periods as we have implemented corrective measures to address these temporary operational issues and expect improvement in the remaining quarters of 2013. Management evaluated these factors and concluded that disclosure in MD&A was not required or necessary to promote an investor’s understanding of the Company and its results of operations.

3.     Similarly, we note from the presentation that (i) Bruker MAT performance was impacted by weakness in global x-ray crystallography, and that within this group, Bruker Elemental and Bruker Nano Analytics divisions performed well due to the positive impact of new product introductions; (ii) Bruker BioSpin’s revenues declined due to installation delays caused by magnet rework issues and delayed availability of liquid helium; (iii) Bruker BioSpin’s operations were also impacted by the divestment of the French Power Electronics business and outsourcing Swiss electronics production; (iv) Bruker CALID had some temporary operational issues that impacted performance including a new ERP system and processes in Germany and organization and management changes; and (v) that BEST exited the iSCFL business. Please describe these issues to us in greater detail and quantify their impact on your segment results. Explain to us how you concluded that these issues should not be discussed in MD&A. Refer to Item 303(A) of Regulation S-K.

Response:

Set forth below are the Company’s responses providing further descriptions of each of the items noted in the Staff’s comment, followed by an explanation of our analysis with respect to disclosure in MD&A included in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2013:

(i)            Weakness in global x-ray crystallography at Bruker MAT, and that within this group, Bruker Elemental and Bruker Nano Analytics divisions performed well due to the positive

[**] Confidential Treatment Requested by Bruker Corporation

impact of new product introductions: One of the performance factors in our Bruker MAT group in Q1 2013 was a weakness in our x-ray crystallography product line as compared to same period last year, which negatively impacted our revenue in Q1 2013 in comparison to Q1 2012. This was driven by a reduction in academic funding in the United States and the cyclical nature of the demand for this product line. Offsetting the decrease were favorable results within our Bruker Elemental and Bruker Nano Analytics divisions due to the impact of multiple new product introductions over the last year. The combination of these factors represented a net increase in revenues of approximately $[**] and an increase in operating income of approximately $[**] in Q1 2013 as compared to Q1 2012 within the BSI reporting segment. Based on the foregoing, we believe the impact of these matters did not have a material impact on the Q1 2013 financial results, and therefore, did not require disclosure within MD&A.

(ii)           Bruker BioSpin’s revenue shortfall related to installation delays caused by magnet rework issues and delayed availability of liquid helium: During Q1 2013 certain of our NMR magnets scheduled for delivery required rework to meet customer specifications. As a result, certain customer installations were delayed until subsequent quarters in 2013. The installation delays in Q1 2013 resulted in a shortfall in revenues of approximately $[**] and a shortfall in operating income of approximately $[**] within the BSI reporting segment, in each case relative to the Company’s internal plan for the quarter. Management expects the effect of these delays to be mitigated in subsequent quarters in 2013 as the installations are completed. Therefore we concluded that the installation delays did not require disclosure within MD&A.

With respect to the delayed availability of liquid helium, we noted as part of our Risk Factors in prior SEC filings, including in our Form 10-K for the year ended December 31, 2012, that there has been a global supply shortage for liquid helium which could lead to delays in system acceptances and ultimately revenue recognition in any particular period. The liquid helium shortage in Q1 2013 resulted in a shortfall in revenues of approximately $[**] and a shortfall in operating income of approximately $[**] within the BSI reporting segment, in each case relative to the Company’s internal plan for the quarter. Based on the foregoing, we believe the impact of this matter did not have a material impact on the Q1 2013 financial results, and therefore, did not require disclosure within MD&A. Although revenues may continue to fluctuate from quarter-to-quarter based on helium availability, we do not believe that any such supply shortages will have a material impact to our financial results for the full year.

(iii)          Bruker BioSpin’s operations were also impacted by the divestment of the French Power Electronics business and outsourcing Swiss electronics production: As part of a continuing initiative to improve productivity, we began to divest certain loss-making or lower profitability businesses and outsource some of our non-core manufacturing activities. The divestiture of our French Power Electronics business and outsourcing of our Swiss electronics production during Q1 2013 was part of this initiative. The aggregate impact to Q1 2013 was a non-recurring charge of approximately $2.5 million within the BSI reporting segment. This amount was a component of the total restructuring

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costs incurred in Q1 2013 disclosed in our MD&A  within “Other Charges” on page 25 of the Company’s Form 10-Q for the period ended March 31, 2013. These outsourcing initiatives had no impact on revenue due to the timing of execution of these transactions.

(iv)          Bruker CALID had some temporary operational issues that impacted performance including a new ERP system and processes in Germany and organization and management changes: The temporary operational issues were described in our response to Comment #2 above. The impact to Q1 2013 results represented a shortfall in revenues of approximately $[**] and a shortfall in operating income of approximately $[**] within the BSI reporting segment relative to the Company’s internal plan for the quarter. Based on the foregoing, we believe the impact of these matters did not have a material impact on the Q1 2013 financial results. Additionally, we expect these temporary operational issues to be resolved in subsequent quarters in 2013; therefore, we do not anticipate that they will have a significant impact on our financial performance for the full year. Accordingly, we concluded that these issues did not require disclosure within MD&A.

(v)           BEST exited the iSCFL business: As part of the initiative to improve productivity noted in item (iii) above, our Bruker Energy & Supercon Technologies division (“BEST”) exited the inductive Superconducting Fault Current Limiter (“iSFCL”) business. This process started in Q4 2012 and was completed in Q1 2013. The iSFCL business was not a significant business for the BEST division.  The impact to Q1 2013 results represented a decrease in revenues of approximately $0.4 million and an increase in operating income of approximately $0.3 million compared to Q1 2012 within the BEST reporting segment. Based on the foregoing, we believe the impact of this matter did not have a material impact on the Q1 2013 financial results, and therefore, did not require disclosure within MD&A.

In accordance with Item 303(A) of Regulation S-K, we reviewed each of the above matters to determine if these items were material in nature or represented a known trend or uncertainty that would be required to be included in our MD&A disclosures. Based on the non-recurring nature of the above matters and the financial impact of these amounts on segment results, we believe we have made appropriate disclosure within MD&A to promote an investor’s understanding of the Company and its results of operations for the period ended March 31, 2013.

*******

In responding to the comments of the Staff, the Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or the Company’s changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[**] Confidential Treatment Requested by Bruker Corporation

If you would like to discuss any of the Company’s responses, or any further questions that you may have, please do not hesitate to contact the undersigned at (978) 663-3660.

Respectfully,

/s/ CHARLES F. WAGNER, JR.
Charles F. Wagner, Jr.
Executive Vice President and Chief Financial Officer

cc:       Kate Tillan, Assistant Chief Accountant, Securities and Exchange Commission

[**] Confidential Treatment Requested by Bruker Corporation